Exhibit 99.3

Telkom SA SENS announcement regarding Telkom Media
25 March 2009

Telkom SA Limited
(Registration number 1991/005476/06)
JSE and NYSE share code: TKG
ISIN: ZAE000044897
(“Telkom”)

Telkom Media

On 31 March 2008, Telkom announced its intention to significantly reduce its shareholding in Telkom Media (Proprietary) Limited (registration number 2006/003303/07 “Telkom Media” or the “Company”).

Since the above decision, Telkom Media has reduced its operational expenses and commitments to a minimum. An extensive process to identify potential buyers of Telkom’s interest in Telkom Media has proved unsuccessful.

Telkom, a shareholder of Telkom Media, intends calling the necessary shareholder meetings to seek the approval for the winding up of Telkom Media. It is anticipated that the meeting will be held within the next 30 days.

To date, Telkom has fully impaired all of its investments in Telkom Media.